600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 13, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  LRR Energy, L.P.
  Registration Statement on Form S-1
  Filed May 6, 2011
  File No. 333-174017

Dear Mr. Schwall:

        Set forth below are the responses of LRR Energy, L.P., a Delaware limited partnership ("LRR Energy," "we," "us," or "our"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated June 3, 2011, with respect to LRR Energy's Registration Statement on Form S-1 initially filed with the Commission on May 6, 2011, File No. 333-174017 (the "Registration Statement"). Each response below has been prepared and is being provided by LRR Energy, which has authorized Andrews Kurth LLP to respond to the Staff's comments on its behalf.

        Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement ("Amendment No. 1"). For the Staff's convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

        For the Staff's convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Registration Statement on Form S-1

General

1.     Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

  Response:

        We have made parallel changes to all affected disclosure in the Registration Statement where comments on a section also relate to disclosure in another section.

2.     If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Austin        Beijing        Dallas        Houston        London         New York        The Woodlands         Washington, DC

H. Roger Schwall
June 13, 2011

  Response:

        To the extent numbered comments raised more than one question or listed various items in bullet points, we have fully responded to each question and bullet point. Our responses in this letter indicate precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of Amendment No. 1.

3.     Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

  Response:

        We acknowledge the Staff's comment and will provide copies of all artwork and any graphics we propose to include in the prospectus prior to printing and distribution of the preliminary prospectus. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff's review prior to the distribution of the preliminary prospectus.

4.     In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

  Response:

        We acknowledge the Staff's comment and undertake to provide in future amendments to the Registration Statement all material information as it becomes known to us, other than information we are entitled to omit pursuant to Rule 430A.

5.     Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

  Response:

        Prior to submitting a request for accelerated effectiveness of the Registration Statement, we will arrange to have FINRA call the Staff or provide the Staff with a letter confirming that it has finished its review and has no additional concerns with respect to the underwriting arrangements.

6.     As appropriate, please review and revise your filing to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 and Industry Guide 5. For example, we note the disclosure in the "Our Competitive Strengths" section, which begins at page 135. Please provide any additional information that Section II.A.3.f of the Release would require.

H. Roger Schwall
June 13, 2011

  Response:

        We have carefully considered Securities Act Release 33-6900 (the "Release") and Industry Guide 5 and believe we have satisfied all relevant requirements as applied by the Staff to offerings of common units by master limited partnerships. For example, we have, among other things:

  •
  made the Risk Factors beginning on page 23 as short and concise as possible as required by Section II.A.3 of the Release;

  •
  provided information related to "compensation to general partner and its affiliates" on pages 158, 161 and 171 as required by Section II.B.2 of the Release;

  •
  provided information relating to "conflicts of interest and fiduciary duties" on pages 178-188 as required by Section II.B.2 of the Release;

  •
  provided information relating to "management" on pages 158-167 as required by Section II.B.2 of the Release;

  •
  provided a summary of our partnership agreement beginning on page 191 as required by Section II.B.2 of the Release; and

  •
  provided information relating to "distributions and allocations" on pages 56-78 as required by Section II.B.2 of the Release.

        However, we do not believe that the prior performance disclosure in tabular and narrative form as referenced in Section II.A.3.f of the Release is warranted because LRR Energy, although structured as a limited partnership, is not a "program" as that term is used in Industry Guide 5 or the Release. For instance, LRR Energy is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. To the contrary, LRR Energy is an operating business that owns and operates producing oil and natural gas properties. In contrast to "programs," LRR Energy will not generate income from trading activities or passive investments; instead, LRR Energy generates income from selling oil and natural gas produced from its properties. Further, the past performance of our predecessor with respect to the oil and natural gas properties to be contributed to us is already described in the Registration Statement and reflected in the historical financial statements of our predecessor included in the Registration Statement.

7.     You will need to allow enough time to respond to staff comments once you provide all omitted disclosure and exhibits. You currently omit most exhibits, including exhibits 5.1, 8.1, and 10.1, as well as Appendix A. To facilitate the review process, we suggest that you provide these items as soon as practicable.

  Response:

        We acknowledge the Staff's comment and undertake to file all omitted exhibits and Appendix A as soon as practicable.

8.     Please provide us with all promotional and sales materials prior to their use. See Section 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

H. Roger Schwall
June 13, 2011

  Response:

        We acknowledge the Staff's comment and will provide the Staff supplementally with copies of the road show slides that are expected to be used in connection with the offering once they become available.

9.     You do not yet provide a range for the potential offering price per common unit. Because other, related disclosure likely will be derived from the midpoint of the range, once you provide the range, you will need to allow time to respond to any resulting staff comments.

  Response:

        We acknowledge the Staff's comment and will include an estimated price range and related disclosure in a future amendment to the Registration Statement as soon as practicable to allow the Staff sufficient time to review the disclosure and for us to respond to any comments that may result from the Staff's review.

10.   With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls, if this information is available or can be obtained.

  Response:

        We have considered the Staff's request to provide a table that indicates what quarterly distributions would have been for each of the most recent four fiscal quarters. For the reasons discussed below, we believe that including a backcast that reflects cash available for distribution for the prior four quarters as a whole (and any excess or shortfall in cash available for distribution necessary to pay the minimum quarterly distribution), as opposed to a quarter-by-quarter backcast that shows what quarterly distributions would have been in each quarter, is the most appropriate presentation for a master limited partnership initial public offering.

        In addition to our pro forma cash available for distribution for the year ended December 31, 2010, we have included in Amendment No. 1 additional disclosure regarding our pro forma cash available for distribution for the twelve months ended March 31, 2011. Please see pages 12, 62 and 63. We believe this information will provide investors with meaningful information with respect to our ability to pay the minimum quarterly distribution for the prior four-quarter period. However, it would be very difficult for us to predict the distributions we would have paid for each quarter in the twelve months ended March 31, 2011. It would require us to make precise assumptions regarding our quarterly cash available for distribution that we believe would be beyond our ability to make with a level of detail, certainty and reasonableness appropriate for a financial backcast. We believe we would not be able to assume with reasonable certainty on a quarterly and pro forma basis, the effect of assumed hedges, working capital payments and capital expenditures. We believe that a presentation of the aggregate minimum quarterly distribution available over a four-quarter period is more meaningful to our investors.

        On a pro forma basis, our oil and natural gas production would have been fairly stable from quarter to quarter, with 515, 629, 632, and 613 MBoe, respectively, produced during each quarter in 2010 (with first quarter production slightly lower due to our acquisition of Potato Hills during the first quarter of 2010, resulting in less than full quarter production from that property). In addition, it is our stated primary business objective to generate stable cash flows to allow us to make quarterly distributions to our unitholders.

H. Roger Schwall
June 13, 2011

        In addition, we note that providing information that indicates what quarterly distributions would have been for each of the most recent four fiscal quarters is unusual in the context of initial public offerings of master limited partnerships. We have reviewed the final prospectuses for the last 20 initial public offerings by master limited partnerships and have not found any instances of issuers providing tables or other information regarding what their quarterly distributions would have been for each of the most recent four fiscal quarters. Based on our review, it appears that, in the master limited partnership context, the Staff has taken a consistent view that a backcast that reflects what cash available for distribution would have been for the prior four quarters as a whole and the excess or shortfall in cash available for distribution necessary to pay the minimum quarterly distribution provides investors with the most meaningful and beneficial information with respect to the master limited partnership's ability to pay the minimum quarterly distribution for the prior four-quarter period.

11.   Rather than providing only the pro forma twelve months ending June 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually to demonstrate whether there would be any shortfall in the projected minimum quarterly distributions for any period, if this information has been calculated.

  Response:

        We have considered the Staff's request to include quarter-by-quarter tabular disclosure in our presentation of forecasted cash available for distribution (the "Financial Forecast") for the twelve months ending June 30, 2012 (the "Forecast Period"). For the reasons discussed below, however, we believe that including a forecast for the Forecast Period as a whole, as opposed to a quarter-by-quarter forecast, is the most appropriate presentation for a master limited partnership initial public offering.

        Our Financial Forecast is based on assumptions that we believe to be reasonable with respect to the Forecast Period as a whole. We do not believe, however, that all of these assumptions necessarily lend themselves to an accurate accounting of precise quarter-by-quarter changes in projected operating results and cash flows. Providing this level of detail would require us to make very specific assumptions about the precise timing of each revenue and expense item in our Financial Forecast that are beyond our ability to make with the level of certainty and reasonableness appropriate for a financial forecast. In addition, to the extent we determine to provide distribution guidance to our investors once we are a public partnership, we will provide such guidance on a full-year basis like other master limited partnerships, instead of on a quarter-by-quarter basis.

        The production of oil and natural gas from our properties has historically been fairly stable from quarter to quarter. For the first, second, third and fourth quarters of 2010, our properties produced 515, 629, 632 and 613 MBoe (as defined in Appendix B to the Registration Statement), respectively. (First quarter production was slightly lower than other quarters due to our acquisition of Potato Hills during the first quarter of 2010, resulting in less than full quarter production from that property.) Our cash from operations on a quarter-over-quarter basis is impacted primarily by the realized sales prices we receive for our oil and natural gas production (a significant portion (over 80%) of which is hedged and thus volatility is mitigated) and drilling expenses, which are at the discretion of our general partner. Drilling expenses may vary seasonally and based on availability of equipment, but since the general partner has significant discretion over cash reserves pursuant to our partnership agreement, we do not expect drilling expenses to cause significant volatility in our cash available for distribution.

        Furthermore, if there were to be a shortfall during any quarter in the Forecast Period, we would be able to borrow to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter because we believe the total cash available for distribution for the Forecast Period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders and the related distribution to our general partner for the Forecast Period.

H. Roger Schwall
June 13, 2011

        Finally, we note that providing a quarter-by-quarter tabular estimate is unusual in the context of initial public offerings of master limited partnerships. To our knowledge, the Teekay LNG Partners L.P. initial public offering in May 2005 was the first master limited partnership initial public offering that contained a tabular twelve-month financial forecast. We have reviewed the final prospectuses for all initial public offerings by master limited partnerships since the Teekay LNG Partners L.P. initial public offering and, with two exceptions, we have not found any instances of quarter-by-quarter tabular estimates being included. The only two exceptions we found were Encore Energy Partners LP in September 2007 and Quest Energy Partners, L.P. in November 2007, each of which included a quarterly estimate for each quarter in the twelve-month forecast period. Based on our review, it appears that, in the master limited partnership context, the Staff has historically taken a consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking financial information with respect to a master limited partnership's ability to pay minimum quarterly distributions for the forecasted twelve-month period.

12.   Revise to eliminate the suggestion at page 72 that the information is "not fact and should not be relied upon, etc." You are responsible for all disclosure that appears in the prospectus, and the reader may rely upon prospectus disclosure, although you may caution against "undue reliance," as you have done.

  Response:

        We have revised the Registration Statement accordingly. Please see page 64.

13.   Revise the prospectus to provide a more complete and consistent explanation regarding your plans for growth. Describe your plans, both short- and long-term, to set aside funds or establish reserves for the purpose of acquisitions. For example, we note the following statements:

  •
  "We intend to reserve a substantial portion of our cash generated from operations to fund our exploitation and development capital expenditures and to acquire additional oil and natural gas properties" (pages 65-66);

  •
  "[B]ecause we will distribute all our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations" (page 67);

  •
  "We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves" (page 117);

  •
  "Although we may make acquisitions during the twelve month forecast period ending June 30, 2012, including potential acquisitions of producing properties from Lime Rock Resources, we have not estimated any growth capital expenditures related to acquisitions because we cannot be certain that...." (page 118, see also page 81);

  •
  "We are unlikely to be able to sustain our minimum quarterly distributions without making accretive acquisitions or substantial capital expenditures" (page 76); and

  •
  "We intend to maintain our forecasted production level ... for the twelve months ending June 30, 2012 over the long term with cash generated from operations" (page 77; note that "long term" is undefined).

H. Roger Schwall
June 13, 2011

  Response:

        We have revised the Registration Statement to clarify the disclosure with respect to our plans for future growth. As stated in our cash distribution policy section, we anticipate being able to generate sufficient cash from operations during the forecast twelve months ending June 30, 2012 in order to pay the minimum quarterly distribution during that period. While it is one of our strategies to grow through opportunistic acquisitions, there is no guarantee that we will be able to identify or complete acquisitions as stated on page 111. While our general partner has sole discretion to set aside cash reserves, we have no current intention to reserve cash for acquisitions. Rather, it is our intention to use external financing sources such as borrowings under our new credit facility and proceeds from equity or debt offerings, rather than reserved cash generated from operations, to fund acquisitions. Please see pages 57, 58, 67, 110 and 111. Please also see disclosure on page 58 under the caption "Our Ability to Grow Depends on Our Ability to Access External Capital" for a description of how we anticipate funding our growth capital expenditures.

14.   We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

  Response:

        We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that "this rule shall not apply to calls or redemptions of a security in accordance with the terms and conditions of its governing instruments." Our partnership agreement (the instrument that determines the terms and conditions of our common units) will provide our general partner or any of its affiliates with the limited call right described in the Registration Statement.

15.   We note your disclosure at page 172 relating to a directed unit program. Please revise your disclosure where appropriate, including, without limitation, under "Prospectus Summary" and "Underwriting," to include a description of such program. Please also file any agreements relating to such program.

  Response:

        We have revised the Registration Statement to include a description of the directed unit program. Please see pages 16 and 232. With the Staff's permission, we will provide supplementally to the Staff copies of any agreements related to the directed unit program once they become available.

16.   We note your disclosure at page 151 that:

        As of March 31, 2011, we have identified 192 gross (158 net) recompletion, refracture stimulation and workover projects and 213 gross (140 net) proved undeveloped drilling locations on the Partnership Properties...[and] anticipate capital expenditures of approximately $14.0 million during the twelve months ending June 30, 2012, including drilling 27 gross (14 net) development wells and executing 39 gross (35 net) recompletions, refracture stimulations and workover projects.

H. Roger Schwall
June 13, 2011

        We further note your related disclosure at pages 37 and 156. Please tell us, with a view toward disclosure:

  •
  The location of your current and/or future hydraulic fracturing activities;

  •
  Your acreage subject to hydraulic fracturing;

  •
  The percentage of your reserves subject to hydraulic fracturing;

  •
  The anticipated costs and funding, in addition to the disclosed capital expenditures, associated with your current and/or future hydraulic fracturing activities; and

  •
  Whether there have been any incidents, citations, or suits related to such hydraulic fracturing operations for environmental concerns, and if so, what has been the response.

  Response:

        We have provided below the information requested by the Staff in each of the bullets listed above.

        Hydraulic fracturing has been a part of the completion process for wells on all of our producing properties in New Mexico, Texas and Oklahoma, and all of our properties are dependent on our ability to hydraulically fracture the producing formations with the exception of our properties in the Cowden Ranch area of Texas. We are currently conducting hydraulic fracturing activity at our Red Lake area in New Mexico. All of our leasehold acreage is currently held by production from existing wells. Therefore, fracturing is not currently required to maintain this acreage but it will at some point be required to develop the proved nonproducing and proved undeveloped reserves associated with this acreage. Nearly all of our proved nonproducing and proved undeveloped reserves associated with future drilling, recompletion, and refracture stimulation projects will be subject to hydraulic fracturing. This amounts to 26% of our total estimated proved reserves as of March 31, 2011.

        On page 72 of the Registration Statement, we state that our maintenance capital expenditures for the year ending June 30, 2012 are estimated to be $18.0 million. All currently anticipated costs associated with hydraulic fracturing have been included in our estimated maintenance capital expenditures for the year ending June 30, 2012. To the extent that regulatory requirements associated with hydraulic fracturing change, we may have to increase our forecasted costs.

        There have been no incidents, citations, notices of violation or suits related to our hydraulic fracturing operations that have resulted in any material costs or penalties. On November 7, 2009, a well was fractured in the Red Lake area. Following the fracture treatment of the well, the well was put on a pump and fracturing fluids, oil and proppant flowed back out of the well, resulting in a surface spill of 20 barrels of oil and 75 barrels of water. We remediated the contaminated soil under the supervision of the New Mexico Oil Conservation Division and completed the clean-up in December 2009, at a cost of approximately $110,000 (which was covered by our insurance). No fines, citations, notices of violation or suits were filed in connection with this incident.

17.   With regard to such hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

  •
  Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

  •
  Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

  •
  Evaluate the environmental impact of additives to the fracturing fluid; and

H. Roger Schwall
June 13, 2011

  •
  Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

  Response:

        Almost all of our hydraulic fracturing operations are conducted on vertical wells. The fracture treatments on these wells are much smaller and utilize much less water than what is typically used on most of the shale gas wells that are being drilled throughout the United States. For example, a "typical" hydraulic fracture stimulation on a Marcellus shale well is pumped in five or more stages, utilizing a total of 4 million gallons of water and 1.5 million pounds of sand. In comparison, for our wells, a large hydraulic fracture stimulation on one of our new wells would be pumped in three stages utilizing a total of 350,000 gallons of water and 430,000 pounds of sand. Typical hydraulic fracture stimulation for a recompletion of one of our existing wells would be pumped in one stage, utilizing about 125,000 gallons of water and 150,000 pounds of sand.

        We follow all applicable industry standard practices and legal requirements for groundwater protection in our operations, subject to close supervision by state and federal regulators (including the Bureau of Land Management on federal acreage), which conduct many inspections during operations that include hydraulic fracturing. These protective measures include setting surface casing at a depth sufficient to protect fresh water zones as determined by regulatory agencies, and cementing the well to create a permanent isolating barrier between the casing pipe and surrounding geological formations. This aspect of well design essentially eliminates a "pathway" for the fracturing fluid to contact any aquifers during the hydraulic fracturing operations. For recompletions of existing wells, the production casing is pressure tested prior to perforating the new completion interval.

        Injection rates and pressures are monitored instantaneously and in real time at the surface during all of our hydraulic fracturing operations. Pressure is monitored on both the injection string and the immediate annulus to the injection string. Hydraulic fracturing operations would be shut down immediately if an abrupt change occurred to the injection pressure or annular pressure.

        Regulations applicable to our operating areas do not currently require, and we do not currently evaluate, the environmental impact of typical additives used in fracturing fluid. We note, however, that approximately 99% of hydraulic fracturing fluids are made up of water and sand.

        We minimize the use of water and dispose of it in a way that minimizes the impact to nearby surface water impact by disposing excess water and all water that is produced back from the wells into approved disposal or injection wells. We currently do not discharge any waters to the surface. We intend to investigate the possibility of utilizing produced formation water and/or the fracturing fluid that is produced back from wells for use in hydraulic fracturing. However, the technology for treating these fluids for use in hydraulic fracturing is not readily available in the areas which we operate at this time.

        The Registration Statement includes disclosure of existing and proposed governmental regulations regarding hydraulic fracturing and related environmental matters. Please see the disclosure under the risk factor entitled "Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays" on page 32 and the disclosure under the caption "Hydraulic Fracturing Regulation" on page 152.

H. Roger Schwall
June 13, 2011

Prospectus Cover Page

18.   We note your disclosure that you intend to list your common units on the New York Stock Exchange. Please provide us with updated information regarding the status of the application.

Response:

        We have discussed our proposed listing with representatives of the New York Stock Exchange ("NYSE") and have been informed that the NYSE is in the process of conducting its standard confidential eligibility review. Based on these discussions, we expect to receive a clearance letter from the NYSE on or about June 23, 2011, and we intend to submit our original listing application as soon as possible thereafter.

19.   We note your reference to "NGL." Please define each such term the first time it appears, or provide a cross reference to where the term is defined.

Response:

        We have revised the Registration Statement to define the term "NGL" the first time it appears. Please see the cover page of the preliminary prospectus.

Prospectus Summary, page 1

20.   Please disclose in this section that your predecessor's independent registered accounting firm has identified and communicated a material weakness relating to the predecessor's internal controls and procedures.

Response:

        We have revised the Registration Statement accordingly. Please see page 4.

21.   Please include in the list of risk factors the ability of your general partner in certain circumstances to (1) elect to increase distribution levels to itself, (2) cause further issuances of common units, and (3) transfer its general partner interests to a third party, in each instance without having first received approval from its conflicts committee or consent from your unitholders, as the case may be. We note your risk factor disclosure in this regard at pages 47 and 48.

Response:

        We have revised the Registration Statement accordingly. Please see page 5.

Our Properties, page 2

22.   We note that you present on pages 2 and 139 pro forma net proved reserves and producing wells as of March 31, 2011, but pro forma average net production for the three months ended December 31, 2010 rather than March 31, 2011. Please describe the rationale underlying your disclosure approach.

Response:

        We have revised the Registration Statement throughout to provide pro forma average net production information for the three months ended March 31, 2011. For example, please see pages 1, 2 and 135.

H. Roger Schwall
June 13, 2011

Risk Factors, page 21

General

23.   Please substantially shorten this section, which currently spans 38 pages, by eliminating extraneous detail and limiting each risk factor to one or two short paragraphs. Also eliminate generic risks which could apply to any public company or company in your industry, instead tailoring each risk to your particular circumstances. In that regard, we note that the risk factor reference to "public company" obligations at page 51 could apply to many nascent public companies, and the risk factor at page 34 captioned "Our historical and pro forma financial information may not be representative" appears to be more of a disclaimer than a statement of risk.

Response:

        We have substantially shortened the risk factors section by eliminating extraneous detail and limiting, where possible, each risk factor to one or two short paragraphs. In addition, we have eliminated generic risks which could apply to any public company or company in our industry and tailored each risk to our particular circumstances. Please see "Risk Factors" beginning on page 23. We will also supplementally provide the Staff a redline showing changes to the "Risk Factors" section.

24.   Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while," or "however." Without limitation, several examples include:

  •
  the introductory paragraph beginning "although many of the business risks to which [you] are subject..." (page 1);

  •
  "We expect to adopt a hedging policy to reduce the impact" (page 26);

  •
  "we do not believe based on our current operations that we are so treated" (page 53); and

  •
  "The IRS has recently announced a relief procedure, etc." (page 57, which also provides excessive detail).

Response:

        We have revised the Registration Statement accordingly. Please see pages 23, 25, 46 and 49. As noted above, we will supplementally provide a redline showing changes to the "Risk Factors" section.

Management's Discussion and Analysis

Pro Forma Results of Operations, page 116

25.   We note your disclosure on page 111 stating that at the closing of the offering, Fund I (your predecessor) intends to contribute to you certain commodity derivative contracts, although on page 116 you explain that your pro forma results of operations do not include any of your predecessor's historical commodity derivative contracts because you do not intend to assume any of the contracts that were in place at December 31, 2010. Given that you will be assuming derivative contracts, regardless of the anticipated change in value, we do not see adequate support for adjusting the historical accounts to essentially assign zero value to contracts that related to the properties being contributed.

        We would like to understand why you have characterized the entire adjustments to commodity derivative instruments on pages F-3 and F-4 as retained operations, implying that none of these were associated with production from the properties being contributed, with no pro forma adjustments. Please explain how you determined that no portion of these contracts were associated with the operations to be contributed during the historical periods if that is your view.

H. Roger Schwall
June 13, 2011

        Unless you are able to establish proper rationale in accordance with Rule 11-02(b)(6) of Regulation S-X, we do not believe you should adjust any portion of the historical derivative amounts pertaining to the properties being contributed. However, you should disclose any anticipated change in your risk management approach, compared to that taken during the historical periods; and include any information about the derivative contract amounts or expected changes to the derivative contracts that are necessary to adequately inform readers.

Response:

        We prepared the pro forma financial statements to comply with Rule 11-02(b)(6) of Regulation S-X which requires that adjustments to the pro forma statements of operations include only those items that are directly attributable to the transaction, are expected to have a continuing impact, and are factually supportable.

        At the closing of the offering, Fund I (our predecessor) intends to contribute to us certain derivative contracts, including contracts that were outstanding as of December 31, 2010 and new contracts that it has recently entered into. Historically, our predecessor has entered into derivative contracts for its total portfolio of properties rather than assigning specific derivative contracts to individual properties. Therefore, we are not able to assign historical derivative contracts to the individual properties that will be contributed to LRR Energy. Any assignment of the derivative contracts previously in place would require an arbitrary allocation of the derivative value of the properties being contributed. Because of our inability to assign our predecessor's derivative contracts to specific properties, we believe any estimate of these derivative contracts included in our pro forma financial statements would not be factually supportable.

        Our predecessor recently entered into new derivative contracts, the majority of which we expect to be contributed to LRR Energy in connection with the offering. These new contracts were entered into under substantially the same risk management approach as previous contracts and we have included additional disclosure about the new derivative contracts on page 103. We believe that this additional disclosure provides potential investors with appropriate information even though the amounts are not included in our pro forma financial statements for the reasons mentioned above.

        We concluded that we do not meet the third criterion (factually supportable) of Rule 11-02(b)(6) of Regulation S-X. Therefore, we do not believe that we should adjust any portion of the historical derivative amounts pertaining to the properties being contributed.

Legal Proceedings, page 161

26.   We note your disclosure that you are not a party to any material legal proceedings. Disclose whether either your general partner or predecessor are the subject of any material legal proceedings (at least with respect to the properties to be contributed to you).

Response:

        We have revised the Registration Statement accordingly. Please see page 157.

H. Roger Schwall
June 13, 2011

Executive Compensation, page 167

27.   We note your disclosure that the executive officers of your general partner will devote "as much time to the management of [y]our business as is necessary" and at page 184 that your management will spend significant time serving other entities that compete with you. Please quantify, to the extent practicable, the amount or percentage of professional time each of your executive officers will devote to your business.

Response:

        We have revised the Registration Statement to provide the percentage of professional time we estimate that each of our executive officers will devote to our business. Please see page 163.

Review, Approval or Ratification of Transactions with Related Persons, page 180

28.   We note your disclosure that the "board of directors of [y]our general partner will have a standing conflicts committee comprised of at least one independent director." Discuss any risks that may result from having a committee of one person determine conflicts of interest under the circumstances.

Response:

        We have revised the Registration Statement to provide that the board of directors of our general partner will have a conflicts committee comprised of at least two independent directors. Please see page 162, 176 and 178.

Material Tax Consequences, page 211

29.   We note your disclosure that Andrews Kurth LLP has not rendered an opinion with respect to certain U.S. federal income tax issues. Please revise your disclosure to clearly discuss why counsel has not rendered such opinions. It is unclear why it was unable to at least render opinions subject to some degree of uncertainty regarding all material federal income tax matters. If counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Response:

        We have revised the Registration Statement accordingly. Please see pages 212, 214, 220 and 221.

30.   If management feels justified in making the referenced allocations and using the proration method described notwithstanding counsel's non-opinion in those instances, revise to briefly explain why.

Response:

        We have revised the Registration Statement accordingly. Please see page 220.

Underwriting, page 233

31.   You indicate on the third paragraph of this Lock-Up Agreement section that the representative "may, in its sole discretion and at any time or from time to time, release all or any portion of the common units or other securities subject to the lock-up agreements." Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such "locked-up" securities.

H. Roger Schwall
June 13, 2011

Response:

        We have revised the Registration Statement accordingly. Please see pages 44 and 230.

Forward-Looking Statements, page 238

32.   Please eliminate the word "will" from your list of words that identify forward-looking statements.

Response:

        We have revised the Registration Statement accordingly. Please see page 234.

Financial Statements

General

33.   Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Response:

        We have provided updated financial statements in Amendment No. 1 in accordance with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

34.   Tell us how you intend to present the retained and contributed portions of your predecessor financial statements that will be required in your future periodic reports, subsequent to the effective date of your Form S-1. Also confirm your understanding that predecessor financial statements covering periods up to your acquisition date will need to be audited and included to the extent necessary to present in annual reports three years of historical financial statements or two years if you are a smaller reporting company. Any interim period of the predecessor prior to your acquisition date should be audited when audited financial statements for the period after the acquisition are presented. You will need to include historical predecessor financial statements in interim reports for comparability.

Response:

        We intend to present the retained and contributed portions of our predecessor's financial statements that will be required in future periodic reports subsequent to the effective date of our Form S-1 as follows:

  •
  With respect to our Form 10-K, we intend to present the periods to be covered as required under Rule 3-01(a), Rule 3-02(a) and Rule 3-04(a) of Regulation S-X, which require the following:

  •
  An audited balance sheet as of the end of each of the two most recent fiscal years. We intend to present our balance sheet as of the end of the most recent fiscal year and present our predecessor's balance sheet as of the end of the preceding fiscal year until we complete our first fiscal year as a publicly traded partnership. Afterwards, we intend to present our balance sheet as of the end of each of the two most recent fiscal years.

  •
  Audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessor) has been in existence. We intend to present our statements of income and cash flows from the closing date of our initial public offering and acquisition of our properties until the end of the current fiscal year. We intend to present our predecessor's statements of income and cash flows for periods in which we do not have comparative results and intend to continue to present our predecessor's results until we report three complete fiscal years as a publicly traded partnership.

H. Roger Schwall
June 13, 2011

    •
    An analysis of the changes in each caption of stockholders' equity presented in the balance sheets shall be given in a note or separate statement. We intend to present our statement of changes in partners' capital from the closing date of our initial public offering and acquisition of our properties until the end of the current fiscal year. We intend to present our predecessor's statements of changes in partners' capital for periods where we do not have comparative results and intend to continue to present our predecessor's results until we report three complete fiscal years as a publicly traded partnership.

  •
  With respect to our Form 10-Qs, we intend to present the periods to be covered as required under Rule 10-01(c) of Regulation S-X, which requires the following:

  •
  An interim balance sheet as of the end of the most recent fiscal quarter and a balance sheet as of the end of the preceding fiscal year. We intend to present our balance sheet as of the end of the most recent quarter and present our predecessor's balance sheet as of the end of the preceding fiscal year until we complete our first fiscal year as a publicly traded partnership. Subsequent to this, we intend to present our interim balance sheet as of the most recent fiscal quarter and our balance sheet as of the end of the preceding fiscal year.

  •
  Interim statements of income shall be provided for the most recent fiscal quarter, for the period between the end of the preceding fiscal year and the end of the most recent fiscal quarter, and for the corresponding periods of the preceding fiscal year. We intend to present our predecessor's interim statements of income for periods in which we do not have comparative results of operations.

  •
  Interim statements of cash flows shall be provided for the period between the end of the preceding fiscal year and the end of the most recent fiscal quarter, and for the corresponding period of the preceding fiscal year. We intend to present our predecessor's interim statement of cash flows for periods in which we do not have comparative information.

  •
  For our first fiscal quarter as a publicly traded partnership, we intend to present our statements of income and cash flows from the closing date of our initial public offering and acquisition of our properties until the end of the fiscal quarter and our predecessor's statements of income and cash flows from the beginning of the fiscal quarter until the closing date of our initial public offering and acquisition of our properties. We also intend to present our predecessor's interim statements of income and cash flows for periods in which we do not have comparative results as noted above.

        We confirm our understanding that our predecessor's financial statements covering periods up to the closing date of our initial public offering will need to be audited and included, to the extent necessary, to present in annual reports three years of historical financial statements. The interim period of the predecessor prior to our acquisition date will also be audited when audited financial statements for the period after the acquisition are presented. As noted above, we intend to include historical predecessor financial statements in interim reports for comparability.

Exhibits and Financial Statement Schedules, page II-2

35.   Please explain why you have not filed as exhibits any material agreements with your significant customers. In this regard, we note your disclosure at pages 39 and 152.

H. Roger Schwall
June 13, 2011

Response:

        We have concluded that we are not required to file the purchase agreements we have with our customers identified in the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K because the purchase agreements are such as ordinarily accompany our business and we are not substantially dependent on any of these agreements. Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course of business if they are "material" to the registrant. If an agreement is of the type that "ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries," then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). The only category that is relevant in this case is clause (B), which requires the filing of any contract "upon which the registrant's business is substantially dependent." Therefore, in the case of an ordinary course agreement, even if such agreement is material to the registrant, such agreement need not be filed unless the registrant's business is "substantially dependent" on such contract. Clause (B) includes language that illustrates the types of agreements that would be considered "substantially dependent." Such examples include "continuing contracts to sell the major part of the registrant's products or services" (emphasis added).

        For the three months ended March 31, 2011, the following customers represented 10% or more of our predecessor's total revenues: (i) one contract with ConocoPhillips that generated approximately 20% of our predecessor's total sales revenues, (ii) one contract with Seminole Energy Services that generated approximately 12% of our predecessor's total sales revenues, and (iii) one contract with Sunoco that generated approximately 16% of our predecessor's total sales revenues. These purchase agreements are of the type that ordinarily accompany the kind of business we conduct. While Conoco, Seminole and Sunoco are significant customers requiring disclosure in the Registration Statement pursuant to Item 101(c)(1)(vii) of Regulation S-K, our business is not substantially dependent on any of these contracts, nor do we sell a major part of our oil and natural gas to any of these customers. In addition, if we were to lose one of these significant customers, we believe we could replace them (as disclosed on page 148).

        Accordingly, because our business is not substantially dependent on any of these purchase agreements, we do not believe that these contracts fall within the purview of Item 601(b)(10).

Engineering Comments

Risks Related to Our Business, page 21

We may experience a financial loss if we are unable to sell a significant portion of our oil or gas production, page 31

36.   Please tell us why you believe this is such a significant risk it needs to be specifically identified in the risk factor section. And with a view towards disclosure explain to us why you believe this issue is unique to you.

Response:

        We have deleted the risk factor referenced in the Staff's comment in the process of responding to the Staff's previous comment 23.

H. Roger Schwall
June 13, 2011

Our Business Strategies, page 133

37.   Please explain what you mean by "bolt-on" acquisitions.

Response:

        We have revised the Registration Statement accordingly. Please see page 130.

Our Competitive Strengths, page 135

38.   Please tell us if the 158 net recompletions and workovers are the ones required to access the 4.4 million barrels of oil equivalent of proved developed non-producing reserves.

Response:

        The 158 net recompletion, refracture stimulation and workover projects represent 4.2 MMBoe of the 4.4 MMBoe of proved developed non-producing reserves.

Technology Used to Establish Proved Reserves, page 145

39.   Please tell us which technologies you used in determining your major reserve additions. We notice major reserve additions under Revisions and Extensions and Discoveries as reported on page F-38.

Response:

        The technologies used in the estimate of our proved reserves, including those associated with major reserve additions, are referenced on page 141. The primary technologies used for major reserve additions in years 2008 to 2010 are reserve assignments based on performance from analogous wells in the surrounding areas and production data. In many instances, the recent production data demonstrated improved well performance compared to the previous time period, which resulted in positive reserve revisions.

Estimated Proved Reserves, page 146

40.   We note that between December 31, 2010 and March 31, 2011 your natural gas liquids reserves increased by 50% while your natural gas reserves increased by approximately 11%. Please explain this to us.

Response:

        Our total proved reserves increased 27% from December 31, 2010 to March 31, 2011 and our proved reserves in the Red Lake area increased 82% for the same time period. Our Red Lake reserves have a high natural gas liquids, or NGL, component relative to our other asset areas. Therefore, total NGL reserves increased disproportionally due to the Red Lake area reserve additions when compared to total natural gas reserves.

41.   We note that between December 31, 2011 and March 31, 2011 your oil reserves increased by approximately 71%. Please explain this to us.

Response:

        Our oil reserve increases were primarily due to additional refracture stimulations in our Willow Lake assets in New Mexico and increased density drilling locations in the Red Lake area of New Mexico. Our Willow Lake oil reserve additions are based on refracture stimulation performance in offset wells that occurred between December 31, 2010 and March 31, 2011. Separately, the Red Lake area has historically been developed on twenty-acre spacing. Drilling locations on ten-acre spacing were included in March 31, 2011 proved undeveloped reserves based on recent ten-acre drilling in the Red Lake area and historical ten-acre well performance in a nearby analogous area.

H. Roger Schwall
June 13, 2011

42.   You state that the Partnership Properties as of March 31, 2011 have 30,283 MBOe of proved reserves. Please tell us if this is the amount of net reserves that will be owned by LRR Energy, L.P.

Response:

        Upon the closing of the initial public offering, Lime Rock Resources (as defined in the Registration Statement) will sell and contribute to us oil and natural gas properties and related net profits interests and operations, which we define as the "Partnership Properties" on page 1. As of March 31, 2011, the Partnership Properties to be owned by LRR Energy upon the closing of the offering had total estimated proved reserves of 30,283 MBoe.

43.   Please disclose material changes to proved undeveloped reserves that occurred in 2010 including the amount of proved undeveloped reserves converted to proved developed and the amount of capital it cost to do so. Please see Item 1203(b) of Regulation S-K.

Response:

        We have revised the Registration Statement accordingly. Please see pages 143-144.

44.   The letter from Miller & Lents found in Exhibit 99.2 should be removed as it is different than the letter from Miller and Lents found in Appendix C. The letter in Exhibit 99.2 is not appropriate because it refers to the SPE-PRMS and other professional organization that are unrelated to the SEC reserve rules. However, please revise the letter in Appendix C to include the percentage of LRR Energy's total reserves that Miller & Lents evaluated rather than just the percentage of reserves evaluated in the operating areas referenced in the report. In addition, the letter should be revised to replace the word "guidelines" with rules or regulations when referencing the SEC reserve rules. The reserve evaluation should include all material abandonment costs as these are normal expenses that will be incurred. The reserve letter indicated that these costs were not included in the reserve evaluations. Please also remove the definitions of probable and possible reserves as the filing does not contain these reserve categories.

Response:

        We acknowledge the Staff's comment regarding the removal of the Miller and Lents, Ltd. letter filed as Exhibit 99.2. However, we respectfully submit that this letter should be included as an exhibit to the Registration Statement because it is the summary reserve report for our estimated proved oil and natural gas reserves as of December 31, 2010, which are disclosed in the Registration Statement. Item 1202(a)(8) of Regulation S-K provides that if a "registrant represents that a third party prepared, or conducted a reserves audit of, the registrant's reserves estimates, or any estimated valuation thereof, or conducted a process review, the registrant shall file a report of the third party as an exhibit to the relevant registration statement or other Commission filing." As disclosed on page 1 in the introductory paragraph and on page 21, our estimated proved oil and natural gas reserves as of December 31, 2010 are based on reserve reports prepared by Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc. Accordingly, we believe we are required to file the Miller and Lents, Ltd. letter with regard to our December 31, 2010 estimated proved oil and natural gas reserves as an exhibit to the Registration Statement (as well as the letter from Netherland, Sewell & Associates, Inc. for reserves as of December 31, 2010).

        LRR Energy provides expenditure costs, which include plugging and abandonment costs, net of salvage value, to its reserve engineers. Based on LRR Energy's areas of operations, the type of wells and the type of equipment associated with its operations, abandonment costs are assumed not to exceed the salvage value of existing equipment upon abandonment of the wells.

        In response to the Staff's other comments regarding the Miller and Lents, Ltd. letter included in Appendix C, we have revised the letter accordingly along with the Miller and Lents, Ltd. letter filed as Exhibit 99.2. Please see Appendix C and Exhibit 99.2.

H. Roger Schwall
June 13, 2011

45.   We note that the Miller & Lents completed their report one day after the effective date of the report. Please tell us what was the last month of actual production data that Miller & Lents utilized in their reserve estimates and what was the source of this information.

Response:

        Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc. relied upon production histories available through public production reporting sources. We provided this public production data to Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc. and such production data incorporated the most current production information that was available through these public sources. Miller and Lents, Ltd. confirmed that the production data provided for most of the properties was updated through December 2010.

46.   Please provide a revised letter from NSAI that includes the percentage of LRR Energy's total proved reserves that NSAI estimated. In addition the letter should be revised to remove the reference to the qualifications set forth in the SPE Standards. This should be replaced by the actual qualifications of the technical persons who prepared the reserve estimates. Please see paragraph 8 of Item 1202. Also, please revise the letter to replace the word guidelines with rules or regulations when referring to the SEC reserve rules.

Response:

        We acknowledge the Staff's comments. Netherland, Sewell & Associates, Inc. ("NSAI") has revised its reserve letters to provide the percentage of LRR Energy's total proved reserves that NSAI estimated, the qualifications of the technical persons who prepared the reserve estimates, and replaced the word guidelines with references to the SEC reserve rules. NSAI has retained references to the SPE Standards regarding independence, objectivity and confidentiality of the reserve estimators in light of detailed discussions with and previous approval from the Commission regarding NSAI's standard reserve letter. Specifically, NSAI has informed us that its standard letter for use in Commission compliant estimates, which includes reference to SPE Standards, was specifically reviewed and approved by the Commission prior to the year-end 2010 reserve season. Based on previous confirmation from the Commission, NSAI respectfully believes that the reference to the SPE Standards in appropriate.

        Please see Appendix D and Exhibit 99.4 for NSAI's revised reserve letters.

        Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to the undersigned at 713-220-3843.

Very truly yours,
/s/ JON W. DALY Jon W. Daly
cc:
Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Morrow B. Evans, LRE GP, LLC
G. Michael O'Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnigan IV, Latham & Watkins LLP